

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-Mail
Amy L. Bertauski
Chief Financial Officer
LRI Holdings, Inc.
3011 Armory Drive, Suite 300
Nashville, Tennessee 37204

> **Re:** **LRI Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended July 29, 2012**
> **Filed October 23, 2012**
> **File No. 333-173579**

Dear Ms. Bertauski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6 – Selected Financial Data, page 21

1. In the reconciliation to Adjusted EBITDAR, we note that this non-GAAP financial measure excludes cash rent expense.   In the narrative discussion on note 3, we note that you believe the presentation of the non-GAAP financial measures provides useful information on the strength of operations and the performance of your core business.   Please expand your disclosure to provide a complete and clear reason management believes excluding this recurring cash expense that is significant to your business and operating results is useful to analysts and investors or whether this non-GAAP financial measure is still considered appropriate.   Please revise accordingly.

2. In the first paragraph of note 3, you provide some limitations in your non-GAAP financial measures. Specifically, you disclose "although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such

replacement;" Please consider supplementing this disclosure with the total amount of capital expenditures that the company has made on depreciable and amortizable assets included within your Property & Equipment account in each of the last three fiscal years. This additional disclosure will highlight the historical amount of cash that was required to be expended on new and replaced assets that we believe would be useful to an investor.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Presentation of Results, page 28</u>

3. Please revise your comparative discussion of results of operations in future filings to eliminate the aggregation of predecessor and successor information to form a "combined" year on which your comparative discussion is based. The "combined" information represents a non-GAAP measure to which there is no comparable GAAP measure to reconcile as the column combines two different bases of accounting. For all items discussed, including financial information as well as operating metrics, please provide the information for each period for which a statement of operations has been presented. Your primary discussion on this historical information should highlight the financial impact of major events within each period and refrain from comparing a predecessor period to a successor period. If you continue to believe that the "combined" presentation is appropriate, pro forma information may be presented in a format consistent with Article 11 of Regulation S-X as a supplemental, or secondary discussion. This information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Pro forma financial information should only be prepared for the most recent fiscal year and interim period prior to the occurrence of the transaction.

<u>Results of Operations, page 28</u>

<u>Store Impairment and Closing Charges, page 31</u>

4. Please clarify what is meant by "additions to restaurants that had been fully impaired in previous years."

<u>Note 2. Summary of Significant Accounting Policies, page 56</u>

<u>Inventories, page 57</u>

5. Please revise your policy disclosure in future filings to include how you determine your allowance for excess and/or obsolete inventory. If you do not have an allowance for excess and/or obsolete inventory, please explain why. In this regard, we note your explanation of why no allowance for doubtful accounts is recorded on page 56.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief